FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2006

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . .  Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . .  No . . .X. . . .

Interim Announcement

Abbey National plc – Unaudited Interim Announcement
Six Months Ended 30 June 2006

On 27 July 2006, Abbey National plc (“Abbey”) issued a Trading Statement summarising the results for the six months ended 30 June 2006. That statement was unaudited and did not comprise an interim results announcement. It contained narrative on business trends and new business. This statement is a follow-up to the Trading Statement and comprises Abbey’s interim results announcement. It contains unaudited primary financial statements, including an income statement, balance sheet, statement of recognised income and expense, and cash flow statement. For further details of business trends it should be read in conjunction with the Trading Statement issued on 27 July 2006. Whilst the financial information included in this interim announcement has been calculated in accordance with International Financial Reporting Standards (IFRS), this announcement does not contain all the financial statement disclosures that would be required under IFRS. The accounting policies adopted by Abbey in the period covered by this announcement are consistent with those described in the Annual Report and Accounts 2005 except for a change in accounting policy resulting from the adoption of ‘Amendments to IAS 39 and IFRS 4 – Financial Guarantee Contracts’1.

Summarised Consolidated Income Statement
	30 June	30 June
	2006	2005
Continuing operations	£m	£m

Net interest income	584	547
Non-interest income	611	596

Total operating income	1,195	1,143
Administrative expenses	(708)	(767)
Depreciation and amortisation	(109)	(95)
Impairment losses on loans and advances	(127)	(110)
Provisions for other liabilities and charges	-	2
Share of profit/(loss) of associates	(1)	5

Profit on ordinary activities before tax	250	178

Tax on profit on ordinary activities	(60)	(61)

Profit on ordinary activities after tax from continuing operations	190	117
Discontinued operations
Profit for the period from discontinued operations	53	90
Impairment losses from discontinued operations	(232)	-

Profit/(loss) for the period from discontinued operations	(179)	90

Profit for the period	11	207

2006 compared to 2005 Profit before tax from continuing operations of £250m compared to a profit of £178m in 2005 and marks a significant improvement on 2005. Material movements by line include:
net interest income of £584m (2005: £547m) increased due to the continued benefit from broadly stable margins and accelerating asset growth in the retail business;
non-interest income of £611m (2005: £596m), benefited from increased business volumes and fee changes in the Retail Bank. Abbey Financial Markets made a strong contribution, with a good underlying business performance benefiting from increased market volatility in the first half of 2006. These positive trends were partly offset by a decrease in other operating income which relates to the non-recurrence of the gains on sale of PBU[2] assets in the first half of 2005 and adverse mark-to-market impacts;
administrative expenses of £708m (2005: £767m) reduced by 8%. The on-going reduction in expenses continues the excellent progress made towards achieving the cost saving target of £300m by the end of 2007. Headcount levels at 30 June 2006 were c.1,300 full time equivalents (FTE) lower than at 31 December 2005;
depreciation and amortisation of £109m (2005: £ 95m) includes depreciation charge on operating lease assets of £62m which is consistent with last year (2005: £61m). The remaining movement in depreciation and amortisation relates to additional charges due to asset write offs;
provision charge in relation to bad and doubtful debts of £127m (2005: £110m). The increase is due to higher retail lending provision charges driven by the unsecured personal lending book as expected. Mortgage related provisions have also increased from a low 2005 base, albeit mortgage credit quality remains very strong and remains better than the industry average;
Discontinued operations represent the Life insurance businesses. Abbey announced on 7 June 2006 that it had entered into an agreement to sell its entire Life insurance business to Resolution plc for cash consideration of approximately £3.6bn. All required conditions were met prior to cash consideration passing on 1 September. The sale allows Abbey to concentrate on the development of its retail banking business. The results of the Life insurance businesses reduced in part due to higher lapse rates. The impairment losses reflect adjustments to the values of certain assets as a result of the classification of the Life insurance businesses as held for sale. The final loss on the sale of the Life insurance businesses will be included in the financial statements for the year ended 31 December 2006.

Interim Announcement

Consolidated Balance Sheet

As at 30 June 2006, 31 December 2005 and 30 June 2005
	As at	As at	As at
	30 June 2006	31 December 2005	30 June 2005
	£m	£m	£m

Assets
Cash and balances at central banks	3,114	991	312
Trading assets	64,995	58,231	46,100
Derivative financial instruments	7,761	11,855	13,395
Financial assets designated at fair value	4,158	30,597	25,957
Loans and advances to banks	33	444	808
Loans and advances to customers	99,581	95,467	94,318
Available for sale securities	7	13	49
Investment in associated undertakings	30	24	23
Intangible assets	98	171	173
Value of in force business	-	1,721	1,713
Property, plant and equipment	344	314	233
Operating lease assets	2,133	2,172	2,150
Investment property	-	-	1,134
Current tax assets	472	235	209
Deferred tax assets	771	796	803
Other assets	1,763	4,003	3,653
Assets classified as held for sale	28,920	-	-

Total assets	214,180	207,034	191,030

Deposits by banks	1,132	5,617	555
Customer accounts	66,526	65,889	65,146
Derivative financial instruments	8,435	11,264	12,856
Trading liabilities	66,671	52,664	40,765
Financial liabilities designated at fair value	8,905	7,948	8,372
Debt securities in issue	21,773	21,276	21,496
Other borrowed funds	1,920	2,244	1,408
Subordinated liabilities	6,033	6,205	6,778
Insurance and reinsurance liabilities	-	21,501	21,583
Macro hedge of interest rate risk	52	13	-
Other liabilities	2,021	3,190	3,098
Investment contract liabilities	-	3,306	3,120
Other provisions	147	253	222
Current tax liabilities	414	288	283
Deferred tax liabilities	629	886	1,103
Retirement benefit obligations	1,107	1,380	1,349
Liabilities classified as held for sale	25,340	-	-

Total liabilities	211,105	203,924	188,134

Share capital	148	148	148
Share premium account	1,857	1,857	1,857
Retained earnings	1,070	1,105	891

Total shareholders equity	3,075	3,110	2,896

Total liabilities and equity	214,180	207,034	191,030

Interim Announcement

Consolidated Statement of Recognised Income and Expense

For the six months ended 30 June 2006
		2006
		£m

Exchange differences on translation of foreign operations		(5)
Actuarial gains and losses on defined benefit pension plans		238
Dividends		(207)
Tax on items taken directly to equity		(72)

Net (loss) recognised directly in equity		(46)
Profit/(loss) for the period		11

Total recognised income and expense for the period		(35)

Attributable to:
Equity holders of the parent		(35)
Minority interest		-

		(35)

Consolidated Cash Flow Statement

For the six months ended 30 June 2006 and 2005
	2006	2005
	£m	£m

Net cash flow (used in) / from operating activities	(2,317)	414

Cash flows from / (used in) investing activities
Dividends received from associates	2	3
Investment in associates	(7)	-
Disposal of subsidiaries, net of cash disposed	-	319
Purchase of tangible and intangible fixed assets	(104)	(394)
Proceeds from tangible and intangible fixed assets	-	538
Purchase of non-dealing securities	(3)	(164)
Proceeds from sale and redemption of non-dealing securities	-	250

Net cash flow (used in) / from investing activities	(112)	552

Cash flows from / (used in) financing activities
Issue of loan capital	300	537
Repayment of loan capital	-	(69)

Net cash flows from financing activities	300	468

Net (decrease) / increase in cash and cash equivalents	(2,129)	1,434

Cash and cash equivalents at beginning of the period	8,241	11,259
Effects of exchange rate changes on cash and cash equivalents	(572)	96

Cash and cash equivalents at the end of the period	5,540	12,789

Interim Announcement

Notes:
1.	The accounting policies adopted by Abbey in the period covered by this announcement are consistent with those described in the Abbey National plc Annual Report and Accounts 2005 except for a change in accounting policy resulting from the adoption of ‘Amendments to IAS 39 and IFRS 4 – Financial Guarantee Contracts’, which was adopted by Abbey on 1 January 2006. Abbey has retrospectively adopted the amendment in accordance with IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’. Retrospective adoption of the amendment had no material impact on Abbey’s results or financial position. In accordance with the amendment, Abbey accounts for certain types of financial guarantee contracts it issues as financial liabilities. Financial guarantee contracts are initially recognised at fair value and subsequently measured at the higher of the initial fair value less cumulative amortisation of fee income, and the amount that would be recognised as a provision in the event Abbey has to reimburse the holder for any loss incurred.

2.	PBU refers to the “Portfolio Business Unit” that was set up to manage businesses for exit as part of Abbey’s strategy to focus on core operations. These businesses have now largely been exited and the remaining assets have been incorporated into Abbey Financial Markets.

Abbey and the flame logo are registered trademarks.

Abbey and Santander
Abbey is a wholly owned subsidiary of Banco Santander Central Hispano, S.A. ("Santander") (SAN.MC, STD.N). Founded in 1857, Santander had, at 6 June 2006, Euro 818,100 million in assets and Euro 976,500 million in managed funds, 67 million customers, 10,300 offices and a presence in 40 countries. It is the largest financial group in Spain and Latin America, the sixth largest bank by assets in the United Kingdom (through Abbey) and the third in Portugal. Through Santander Consumer Finance, it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries. Santander recorded Euro 3,216 million in net attributable profit in the first half of 2006, 26% more than in the same period of the previous year.

Disclaimer:
Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

     Abbey and Santander both caution that this press release may contain forward-looking statements. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Please refer to the Abbey Annual Report on Form 20-F annually filed with the US Securities and Exchange Commission for a discussion of such factors.

     This announcement is not a set of statutory accounts. This announcement was approved by the board on 26 September 2006.

Contacts

Peter Sutton	(Investor Relations)	020 7756 4265
Bruce Rush	(Investor Relations)	020 7756 4275
Matt Young	(Media Relations)	020 7756 4232

For more information contact: investor@abbey.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 26th September 2006	By /s/ Jason Wright
(Authorised Signatory)